

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

November 26, 2012

Via E-Mail
Mr. Alain Belanger
Chief Executive Officer
Corruven, Inc.
264 Notre Dame
Kedgwick, New Brunswick E8B 1H9, Canada

> **Re: Corruven, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 31, 2012**
> **File No. 333-184669**

Dear Mr. Belanger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups or JOBS Act, please disclose on the prospectus' front cover page that you are an emerging growth company, and revise the prospectus to:

    -   Describe how and when a company may lose emerging growth company status;

    -   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

For guidance you may wish to refer to our Frequently Asked Questions on the JOBS Act which are available on the Commission's website.

2. Disclosure indicates that you are a development stage company with nominal operations consisting of developing the business model and marketing concepts, a history of no revenues and losses since formation, substantial operating losses anticipated for an indefinite period of time, no arrangements for additional financing, and a minimum of $300,000 required for completion of the prototype line of production by December 31, 2012. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

3. Please advise us of all other registration statements of companies for which your directors and officers may have acted as promoters or in which they had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your directors and officers and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

4. Please explain the meaning of any acronym when introduced in the registration statement. For example, refer to "FRP," "MDF," "HDF," and "OSB" on page 3.

5. Please provide updated financial statements and related disclosure as required by Rule 8-08 of Regulation S-X.

6. Please provide a currently dated auditors' consent in your next amendment.

7. Please update your EDGAR company profile to reflect current information, including the business, e-mail, and mailing addresses and the telephone number of your principal executive offices.

Our existing principal stockholder exercises control of our Company, page 7

8. Please specify the percentage of issued and outstanding common stock controlled directly by Mr. Alain Belanger, your chief executive officer and a director.

Possible Fluctuations in the Cost of Materials, page 7; The majority of raw wood materials used to produce our wood products are supplied by outside mills and companies…, page 10

9. Please identify the principal raw materials used in the manufacturing of your products. Also, please clarify whether you have any supplier agreement for these principal raw materials.

We may become dependent on specific industries…, page 9

10. Please identify the industries that you expect to target to sell your products.

Management' Discussion and Analysis of Financial Condition and Results of Operations, page 21

11. Please describe in sufficient detail the specific components of your plan of operations for the next 12 months.

Capital Resources and Liquidity, page 22

12. Please revise your narrative to discuss more fully:

    • the reasons for significant changes in operating assets and liabilities between the comparative annual and interim periods;

    • the material changes in financing cash flows between the comparative annual and interim periods; and

- the specific R&D activities that are necessary to complete before you begin to generate revenues, including the estimated costs and timing for each activity.

13. Given your history of no revenues and significant losses since your formation, please disclose how you intend to satisfy the costs that you will incur as a result of becoming a public company upon effectiveness of the registration statement, including costs associated with being a reporting company under the Exchange Act. We note that you will receive no proceeds from the sale of the shares of common stock by the selling stockholders, and that you are paying all fees and expenses for the registration of those shares of common stock.

Critical Accounting Policies, page 23

Fair Value of Warrants

14. Please expand your disclosures to quantify and discuss the assumptions that you used to estimate the value of the warrants issued in November 2011 and during 2012.

Management, page 26

15. For each director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for Corruven, Inc. at the time that the disclosure is made in light of the business and structure of Corruven, Inc. See Item 401(e)(1) of Regulation S-K.

16. Please identify any promoter of Corruven, Inc., and disclose any transactions with any promoter. See Item 404(c) of Regulation S-K.

Selling Stockholders, page 32

17. Please indicate the nature of any position, office, or other material relationship which any selling stockholder has had within the past three years with you or any of your predecessors or affiliates. See Item 507 of Regulation S-K.

18. We note that some selling stockholders have the same surname. Disclose the relationship, if any, of selling stockholders who have the same surname.

Statement of Cash Flows, page 42

19. It appears to us that your statement of cash flows should reflect as a non-cash investing activity the transaction whereby fixed assets were transferred to Corruven Canada in lieu of cash payments for accounts payable – related party.

20. Your statements of cash flows include the line item, "gain (loss) on foreign currency translation," with amounts that correspond to amounts included in the determination of your comprehensive loss for each period presented. It appears to us that this line item should reflect instead the effect of exchange rate changes on cash and that your statements of cash flows should be revised to comply with FASB ASC 830-230-45 and 830-230-55. Alternatively, please explain to us how your current presentation is appropriate. This comment is also applicable to your statements of cash flows for the interim periods.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 43

Stock-Based Compensation, page 45

21. It appears to us from your disclosure in note 4 that the 39,600 common shares issued for consulting services from a non-employee may have been valued based on the fair market value of such services. However, your footnote only appears to refer to your accounting policy for stock-based compensation with an employee. Please revise your footnote to clarify, if true, that the transaction resulting in stock-based compensation expense of $13,464 in 2011 was accounted for in accordance with FASB ASC 505-50-30-6 and, based on the sales of shares of your common stock for cash, please explain the basis for your accounting.

Note 6. Related Party Transactions, pages 49 and 60

22. We note the terms of the research and development agreement that you filed as exhibit 10.2. Please revise your disclosures to:

- state that the agreement can be terminated by either party at any time upon the receipt of 90 days written notice to the other party;

- address the potential impact of a termination; and

- reconcile the required payments disclosed here with the amounts disclosed in the agreement which appear to include an additional initial payment of $736,091.

23. Your disclosure states that "the excess of the payments over the $495,982 due, of $117,756, was expensed as additional R&D expense in 2011." Please tell us and clarify in your footnote whether the excess payments were for additional R&D costs incurred in 2011 or were payments made in advance for 2012 R&D costs.

Note 7. Subsequent Events, pages 49 and 61

24. Please disclose the date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

Exhibit 10.2

25. We note that section 6 of the research and development agreement provides for termination of the agreement by either party at any time upon the receipt of 90 days written notice to the other party. Please advise what consideration you have given to risk factor disclosure of this termination provision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Very truly yours,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief

<u>Via E-Mail</u>
Brad Bingham, Esq.
The Bingham Law Group
2173 Salk Avenue, Suite 250
Carlsbad, CA 92008